SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                           People's Choice TV Corp.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   710847104
                                (CUSIP Number)

     Anthony Grillo                      Wireless Holding LLC
     Blackstone Management               C/o Murray Capital
     Associates II L.L.C.                Management, Inc.
     345 Park Avenue                     Attn: James B. Hoffman
     New York, New York  10154           110 East 59th Street
     (212) 935-2626                      New York, New York  10022
                                         (212) 588-1511

              (Names, Addresses and Telephone Numbers of Persons
               Authorized to Receive Notices and Communications)

                                   Copy to:

                           Robert L. Friedman, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

                              December 23, 1998
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]






                              Page 1 of 21 Pages

CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Capital Partners II Merchant Banking Fund L.P.

          I.R.S. Identification No. - 13-3805280

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             2,431,824
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         2,431,824

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,431,824

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.0%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 2 of 21 Pages

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CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Offshore Capital Partners II L.P.

          I.R.S. Identification No. - Not Applicable

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             638,089
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         638,089

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        638,089

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.0%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 21 Pages

CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Family Investment Partnership II L.P.

          I.R.S. Identification No. - 13-3702088

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             166,213
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         166,213

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        166,213

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.0%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 4 of 21 Pages

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Management Associates II L.L.C.

          I.R.S. Identification No. - 13-3734135

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             3,236,126
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         3,236,126

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,236,126

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        20.0%

  (14)  TYPE OF REPORTING PERSON*

        00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 21 Pages
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

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Wireless Holding LLC

          I.R.S. Identification No. - [to be applied for]

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             3,236,126
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         3,236,126

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,236,126

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        20.0%

  (14)  TYPE OF REPORTING PERSON*

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 6 of 21 Pages

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Murray Capital Management, Inc.

          I.R.S. Identification No. - 13-3832203

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/

  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER

      NUMBER OF SHARES BENE-             3,236,126
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER

                                         0

                                   (10)  SHARED DISPOSITIVE POWER

                                         3,236,126

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,236,126

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /

  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        20.0%

  (14)  TYPE OF REPORTING PERSON*

        C0

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 7 of 21 Pages
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          In accordance with Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended, this statement on Schedule 13D (this "Schedule 13D") amends and restates in its entirety the Statement on Schedule 13D filed jointly by the Blackstone Entities (as defined in Item 2 below) with respect to the Common Stock, $.01 par value, of People's Choice TV Corp. (the "Issuer" or "PCTV").

Item 1.   Security and Issuer.
          This Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock") of People's Choice TV Corp., a Delaware corporation. The principal executive offices of PCTV are located at Two Corporate Drive, Shelton, Connecticut 06484.

Item 2.   Identity and Background.
          This Schedule 13D is being filed jointly by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P. a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("Blackstone Management"), Wireless Holding LLC, a Delaware limited liability company ("Wireless Holding"), and Murray Capital Management, Inc., a Delaware corporation ("Murray Capital") (the foregoing, collectively, the "Reporting Persons").

          Blackstone Management is the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP II. Pursuant to the partnership agreement of BOCP II, Blackstone Management has the sole power to vote securities held by BOCP II and the sole power to dispose of securities held by BOCP II. BCP II, BOCP II, BFIP II and Blackstone Management will hereinafter be referred to collectively as the "Blackstone Entities." Murray Capital is the sole managing member of Wireless Holding. Murry Capital is unaffiliated with the Blackstone Entities.

          The Principal business of BCP II, BOCP II and BFIP II (collectively, the "BCP II Funds") consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and capitalizing affiliates which will engage in investment and investment banking activities. The principal business of Blackstone Management consists of performing the functions of, and serving as, the general partner of BCP II and BFIP II, and the investment general partner of BOCP II. The principal business and office address of BCP II, BFIP II and Blackstone Management is 345 Park Avenue, New York, New York 10154. The principal business and office address of BOCP II is c/o Blackstone Services (Cayman) LDC c/o Hemisphere Management (Cayman) Ltd., Zephyr House, Mary Street, 5th Floor, Georgetown, Grand Cayman, Cayman Islands.

          Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Blackstone Founding Members") of Blackstone Management. The other members of Blackstone Management are David A. Stockman, Michael B. Hoffman, James J. Mossman, Arthur B. Newman, Anthony

                              Page 8 of 21 Pages

Grillo, J. Tomilson Hill, Mark T. Gallogly, Glenn H. Hutchins, Howard A. Lipson, Thomas J. Saylak, John Z. Kukral, Kenneth C. Whitney, Michael Puglisi and Timothy R. Coleman (collectively and together with the Blackstone Founding Members, the "Blackstone Members"). Each of the Blackstone Members is a United States citizen. The principal occupations of each of the Blackstone Members is serving as an executive of one or more of the Blackstone Entities and their affiliates. The Blackstone Founding Members are the managing members of Blackstone Management. The business address of each of the Blackstone Members is 345 Park Avenue, New York, New York 10154.

          Wireless Holding was formed to effect the transactions described in
Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. Murray Capital is an Investment adviser with the SEC under the Investment Advisers Act of 1940 and its principal business is serving as an investment adviser for various investment funds and performing related services. Marti P. Murray is the sole executive officer and director and controlling stockholder of Murray Capital, and, except as disclosed in this Schedule 13D, her present principal occupation is serving as the president and secretary of Murray Capital. Ms. Murray is a United States citizen. The business address of each of Wireless Holding, Murray Capital and Ms. Murray is 110 East 59th Street, 24th Floor, New York, New York 10022.

          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          On October 27, 1994, BCP II, BOCP II and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), filed as Exhibit 2 to the original Schedule 13D, pursuant to which PCTV agreed to sell, and BCP II and BOCP II agreed to acquire, 500,000 shares of Convertible Cumulative Pay-in-Kind Preferred Stock, par value $.01 per share and liquidation preference $100 per share (the "Preferred Stock") of PCTV for an aggregate cash purchase price of $50,000,000. The Preferred Stock is convertible at any time after its date or dates of issuance into shares of Common Stock
(based on a conversion price of $22.50 per share, subject to anti-dilution adjustments). The Certificate of Designations relating to the Preferred
Stock was filed as Exhibit 3 to the original Schedule 13D.

          All 500,000 shares of Preferred Stock were purchased by the BCP II Funds in four separate installments occurring between November 9, 1994 and March 24, 1995. The source of funds for purchases by the BCP II Funds of shares of Preferred Stock were capital contributions by their respective general and limited partners.

          In accordance with the Certificate of Designations for the

                              Page 9 of 21 Pages

Preferred Stock, the BCP II Funds have received, through the date of this filing, in the aggregate an additional 228,128 shares of Preferred Stock as pay-in-kind dividends on the Preferred Stock.

Item 4.   Purpose of Transaction.
          The Blackstone Entities originally acquired the Preferred Stock pursuant to the Stock Purchase Agreement in order to establish a substantial investment position in PCTV. A summary of the material terms and provisions contained in the Stock Purchase Agreement and related agreements entered into in connection therewith are described in Item 6 of this Schedule 13D.

          Effective as of December 23, 1998, the BCP II Funds have transferred all of their respective shares of Preferred Stock to Wireless Holding, a newly formed Delaware limited liability company, created in order to permit Blackstone Management to comply with the Federal Communications Commission's cable/wireless cross-ownership rules (the "Cable/Wireless Cross-Ownership Rules"). Prior to such transfer, in addition to its interest in PCTV, Blackstone Management owned equity interests in certain cable television systems with service areas that overlapped certain of PCTV's wireless cable systems. The Cable/Wireless Cross-Ownership Rules prohibit ownership of interests in such overlapping systems, subject to certain limited exceptions.

          In order to achieve compliance with the Cable/Wireless Cross-Ownership Rules, Blackstone Management agreed to cause the BCP II Funds to transfer their shares of Preferred Stock to Wireless Holding. In return for their contribution of Preferred Stock, the BCP II Funds received limited member interests in Wireless Holding. Murray Capital is the sole managing member of Wireless Holding and received its managing member interest in Wireless Holding in exchange for its agreement to perform its services in respect thereof.

          As a result of the restructuring of the BCP II Funds' investment in the Preferred Stock, Murray Capital has sole discretion with respect to the operations, management and administration of Wireless Holding, including, without limitation, the right to exercise all voting and other corporate governance rights available to holders of the Preferred Stock. The BCP II Funds, as limited members of Wireless Holding, have retained certain investor protections, including the right to approve the following significant actions (collectively, the "BCP Investor Protection Rights"): (i) any transfer, sale, exchange, conversion, liquidation or other disposition of the Preferred Stock held by Wireless Holding; (ii) any transfer, sale, exchange, assignment or other disposition by Murray Capital of its managing member interest in, or the appointment of additional managing members (or limited members) of, Wireless Holding (other than withdrawals of Murray Capital as managing member under certain specified circumstances upon notice to the BCP II Funds); (iii) any consent or approval required to be delivered by Wireless Holding in connection with a bankruptcy, recapitalization, reorganization, restructuring or other workout of PCTV; (iv) a dissolution and subsequent termination of Wireless Holding; and (v) any change or modification to the Wireless Holding

                              Page 10 of 21 Pages

Limited Liability Company Agreement, dated as of December 23, 1998 (the "LLC Agreement"), among the BCP II Funds and Murray Capital.

          As a result of such restructuring, Blackstone Management (subject to the BCP Investor Protection Rights) no longer has the right to vote the Preferred Stock and Blackstone Management's only interest in PCTV is an economic one flowing from the BCP II Funds' limited member interests in Wireless Holding, which economic interest (as calculated in accordance with the Cable/Wireless Cross-Ownership Rules) falls below the 5% maximum equity interest in overlapping systems currently permitted by the FCC (the "FCC Equity Cap"). In addition, so long as they remain subject to such FCC Equity Cap, the Blackstone Entities will not acquire additional shares of Preferred Stock or Common Stock to the extent the acquisition of such shares would result in Blackstone Management's economic interest in PCTV exceeding such Cap.

          Following the transfer of the Preferred Stock to Wireless Holding, Wireless Holding has an investment position in PCTV and has generally acquired, as a permitted transferee of the BCP II Funds, the rights granted to each of the BCP II Funds as holders of the Preferred Stock pursuant to the Stock Purchase Agreement and the terms of Preferred Stock as set forth in the Certificate of Designations and the Registration Rights Agreement.

          Subject to their compliance with the terms and provisions of the LLC Agreement and the application of the FCC Equity Cap, the Reporting Persons intend to review on a continuing basis their investment in PCTV, and the Reporting Persons may decide to increase or decrease their investment in PCTV depending upon the price and availability of the PCTV's securities, subsequent developments affecting PCTV, PCTV's business and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors.

          Except as described above, at the present time, none of the Reporting Persons has any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of
Item 4 of the Schedule 13D form.

Item 5.   Interest in Securities of the Issuer.
          As a result of the BCP Investor Protection Rights, BCP II, BOCP II and BFIP II may be deemed to beneficially own 547,160, 143,570 and 37,398 shares of Preferred Stock, respectively, which are convertible, at any time into 2,431,824, 638,089 and 166,213 shares of Common Stock, respectively. Wireless Holding is the beneficial owner of an aggregate of 728,128 shares of Preferred Stock, which are convertible, at any time into 3,236,126 shares of Common Stock. Such shares of Common Stock would represent in the aggregate approximately 20.0% of the total number of shares of Common Stock outstanding as of November 10, 1998 (based on the number of shares outstanding on such date as represented by the Issuer), after giving effect to the issuance of such additional Common Stock upon the conversion of the Preferred Stock.

          As a result of the BCP Investor Protection Rights, the BCP II

                              Page 11 of 21 Pages

Funds, acting through Blackstone Management, its sole general partner (in the case of BCP II and BFIP II) and its sole investment general partner (in the case of BOCP II), may be deemed, in accordance with SEC rules and regulations, to have shared power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of Preferred Stock and any shares of Common Stock received upon conversion of the Preferred Stock. Blackstone Management may be deemed to beneficially own any shares of Preferred Stock or Common Stock deemed to be beneficially owned by the BCP II Funds. In addition, the Blackstone Founding Members share power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of Preferred Stock or Common Stock that may be deemed to be beneficially owned by the BCP II Funds. As a result, each of the Blackstone Founding Members may be deemed to beneficially own the shares of Preferred Stock and Common Stock that the BCP II Funds may be deemed to beneficially own (which beneficial ownership interest is hereby disclaimed by the Blackstone Founding Members).

          Wireless Holding, acting through Murray Capital, its sole managing member, has shared power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of Preferred Stock and any shares of Common Stock received upon conversion of the Preferred Stock. Murray Capital may be deemed to beneficially own any shares of Preferred Stock or Common Stock deemed to be beneficially owned by Wireless Holding. In addition, Ms. Murray, as the controlling person of Murray Capital, shares power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of Preferred Stock or Common Stock that may be deemed to be beneficially owned by Wireless Holding. As a result, Ms. Murray may be deemed to beneficially own the shares of Preferred Stock and Common Stock that Murray Capital may be deemed to beneficially own (which beneficial ownership interest is hereby disclaimed by Ms. Murray).

          None of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Preferred Stock or Common Stock, except as disclosed in this Schedule 13D.

          Wireless Holding, as the registered holder of the Preferred Stock, and Murray Capital, as managing member of Wireless Holding, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock which the BCP II Funds have transferred to Wireless Holding, subject to the provisions of the LLC Agreement (as described in Items 4 and 6 of this Schedule 13D).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement and Related Agreements

          The Stock Purchase Agreement and the agreements and instruments entered into in connection therewith set forth the terms and conditions governing the BCP II Funds' acquisition and ownership of the Preferred Stock and related matters, including certain agreements with respect to the voting or disposition of the Preferred Stock and Common Stock. As a permitted

                              Page 12 of 21 Pages
transferee of the BCP II Funds, Wireless Holding has generally succeeded to the rights and privileges originally granted to the BCP II Funds.

          The terms of the Preferred Stock and the Stock Purchase Agreement entitle the holders of Preferred Stock, voting as a class, to elect two members of the Board of Directors (or, if the size of the Board of Directors is increased, a proportionately greater number) for so long as the BCP II Funds and certain permitted transferees own shares of Preferred Stock in certain minimum amounts. Following conversion of the Preferred Stock, for so long as the BCP II Funds and/or certain permitted transferees own shares of Common Stock in certain minimum amounts, such holders of Common Stock shall have the right to designate a like number of persons to the Board of Directors, and the Issuer has agreed to use its best efforts to ensure that the nominating committee of the Board of Directors nominate and recommend to stockholders the election of such persons. Effective as of April 8, 1998, the two representatives of the BCP II Funds previously on the Issuer's Board of Directors have resigned therefrom, and, since that time, no nominees of the BCP II Funds has served on the Board.

          The terms of the Preferred Stock also provide that the size of the Board of Directors of the Issuer will be automatically increased by two members and holders of the Preferred Stock will be entitled to elect such two members upon the occurrence of certain defaults, which right will continue for so long as any such default continues. The Issuer has agreed to use its best efforts to cause its Certificate of Incorporation to be amended so as to permit the automatic increase in size of the Board of Directors upon the occurrence of any such default.

          The Preferred Stock is entitled to vote as a single class with the Common Stock on all matters submitted to a vote of the stockholders. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock that could be obtained upon conversion at the then applicable conversion price. Approval of two-thirds of the outstanding shares of Preferred Stock are required to approve (i) certain amendments to the Certificate of Incorporation or Certificate of Designations, (ii) the issuance or reclassification of junior or parity securities, (iii) certain consolidations and mergers or the sale or disposal of substantially all of the assets of the Issuer, unless, among other things, following any such transaction (x) the Preferred Stock (or any securities exchanged therefor) continues to have the same rights and preferences and has the same priority in the surviving person's capital structure as it had prior to such transaction and (y) the surviving person has an indebtedness to EBITDA ratio (as defined in the Certificate of Designations) which is less than the Issuer's prior to the transaction and, unless such person has a market capitalization of at least $1 billion, is less than 6 to 1, and (iv) the sale or other disposal of properties or assets exceeding 25% of the economic value of the Issuer. The provisions of clause (iii)(y) and (iv) above will no longer be of any effect if the BCP II Funds and certain permitted transferees do not own Preferred Stocks and/or Common Stock in certain minimum amounts.

          The terms of the Stock Purchase Agreement provide that the

                              Page 13 of 21 Pages
affirmative vote of two-thirds of the Board of Directors of the Issuer is required to approve a sale of the Issuer, certain divestitures and acquisitions, any amendment to the Issuer's Certificate of Incorporation, the entry into a line of business other than the telecommunications business and certain other transactions. Such obligation terminates if the BCP II Funds and certain permitted transferees do not own Preferred Stock and/or Common Stock in certain minimum amounts.

          Dividends on the Preferred Stock (and interest on unpaid dividends) accrue at an annual rate of 9 7/8% and are payable quarterly. Upon the occurrence of certain defaults such rate will increase to 12% and will continue for so long as any such default continues. Dividends on shares of the Preferred Stock in respect of each dividend period ending prior to the fifth anniversary of the date of issuance of such shares of Preferred Stock (and interest on unpaid dividends) will be paid in additional shares of Preferred Stock. Holders of Preferred Stock will acquire additional shares of Preferred Stock (and thus have the right to acquire additional shares of Common Stock) as a result of such stock dividends.

          The Preferred Stock may not be redeemed by the Issuer prior to the fifth anniversary of the date of the first issuance of Preferred Stock. Thereafter, the Issuer may redeem all of the Preferred Stock at a price per share equal to 106% of the liquidation preference plus 106% of the sum of accrued and unpaid dividends and interest on unpaid dividends. The Issuer may at its option redeem the Preferred Stock for cash or shares of Common Stock.

          The Preferred Stock is also redeemable upon a change in control of the Issuer, at a redemption price per share equal to the higher of (i) 106% of the per share liquidation preference plus accrued and unpaid dividends and interest on unpaid dividends to the date of redemption and (ii) the sum of
(x) accrued and unpaid cash dividends to the date of redemption and (y) value of Consideration that could be obtained upon conversion of the Preferred Stock (and any related accrued but unpaid dividends payable in shares of Preferred Stock) into Common Stock and participating in the change of control transaction.

          The Preferred Stock will be redeemed on the tenth anniversary of the date of the first issuance of shares of Preferred Stock, at an aggregate redemption price equal to 100% of the liquidation preference per share, plus an amount in cash equal to all accrued and unpaid dividends and interest on unpaid dividends outstanding to the redemption date.

          A Registration Rights Agreement among the Issuer and the BCP II Funds, the form of which was filed as Exhibit 4 to the original Schedule 13D, provides holders of the Preferred Stock and Common Stock issued upon conversion thereof with certain registration rights under federal and state securities laws.

          The above descriptions of the Stock Purchase Agreement and related matters set forth in this Item and in Items 4 and 5 are summaries, and are qualified in their entity by reference to the complete text of such

                              Page 14 of 21 Pages
documents, which are contained as Exhibits to the original Schedule 13D and incorporated herein by reference.

Wireless Holding LLC Agreement

          The LLC Agreement sets forth the agreement of the BCP II Funds and Murray Capital with respect to the Preferred Stock, the Common Stock and related matters, including certain agreements with respect to the voting or disposition of the Preferred Stock and Common Stock.

          Pursuant to the LLC Agreement, Wireless Holding has a five-year term, with two one-year renewal options available to the BCP II Funds, as limited members. Murray Capital has sole discretion with respect to the operations, management and administration of Wireless Holding, including, without limitation, the right to exercise all voting and other corporate governance rights available to holders of the Preferred Stock, except that the BCP II Funds, as limited members of Wireless Holding, have retained the BCP Investor Protection Rights (as described above in Item 4).

          The BCP II Funds have transferred all of their Preferred Stock to Wireless Holding. Murray Capital, as managing member, will not make any contribution to Wireless Holding (other than its services). The BCP II Funds will receive 100% of Wireless Holding's distributions up to an amount equal to the value of their contributed Preferred Stock (calculated based on the 30-day average closing prices of Common Stock prior to the date of contribution of such Preferred Stock), plus any other contributions made by them to pay Wireless Holding's expenses. Thereafter, Wireless Holding's distributions will be allocated to the BCP II Funds, on the one hand, and Murray Capital, as managing member, on the other hand, on a 90%-10% basis, subject to any reduction in Murray Capital's distributions resulting from an issuance of additional Preferred Stock directly to Murray Capital (as described below).

          If, as a result of additional issuances of Preferred Stock by PCTV (whether as a pay-in-kind dividend or otherwise), Blackstone Management's indirect interest in PCTV would exceed the FCC Equity Cap, then such additional shares of Preferred Stock will be issued directly to Murray Capital (rather than to Wireless Holding) and Murray Capital's 10% distribution right will be reduced by the value of the issuance of such additional shares of Preferred Stock.

          The BCP II Funds may not transfer their respective interest in Wireless Holding, except to their affiliates. Murray Capital, as managing member, may not transfer its interest in Wireless Holding without the consent of the BCP II Funds.

          All reasonable out-of-pocket costs and expenses of Murray Capital in connection with the formation, administration and operation of Wireless Holding will be reimbursed by Wireless Holding (and the BCP II Funds will be obligated to pay any such expenses if Wireless Holding has insufficient funds). Murray Capital is being fully indemnified (primarily by Wireless

                              Page 15 of 21 Pages

Holding and secondarily by the BCP II Funds) against all losses or liabilities relating to its activities as managing member, except for those resulting from its gross negligence or willful misconduct.

          The above descriptions of the LLC Agreement and related matters set forth in this Item and in Items 4 and 5 are summaries, and are qualified in their entirety by reference to the complete text of such agreement, which is contained in Exhibit 6 attached hereto and incorporated herein by reference.

     Item 7.   Material to be Filed as Exhibits.
          The Index of Exhibits attached to this Schedule 13D is hereby incorporated by reference in its entirety.






































                              Page 16 of 21 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      BLACKSTONE CAPITAL PARTNERS II
                                      MERCHANT BANKING FUND L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.

                                      By:/s/ Anthony Grillo
                                         --------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      BLACKSTONE OFFSHORE CAPITAL
                                      PARTNERS II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         ---------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      BLACKSTONE FAMILY INVESTMENT
                                      PARTNERSHIP II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         ---------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person

                                      BLACKSTONE MANAGEMENT
                                      ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         ---------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      WIRELESS HOLDING L.L.C.


                                      By:/s/ Marti P. Murray
                                         ---------------------------
                                         Name: Marti P. Murray
                                         Title: Authorized Person


                              Page 17 of 21 Pages

                                      MURRAY CAPITAL MANAGEMENT, INC.


                                      By:/s/ Marti P. Murray
                                         -----------------------------
                                         Name: Marti P. Murray
                                         Title: President and Secretary

Dated:  December 30, 1998










































                              Page 18 of 21 Pages

                               INDEX OF EXHIBITS

Number              Description

Exhibit 1           Joint Filing Agreement

Exhibit 2 Stock Purchase Agreement, dated October 27, 1994 (filed with original Schedule 13D)
Exhibit 3 Certificate of Designations of Convertible Cumulative Pay-In-Kind Preferred Stock 1994 (filed with original
                    Schedule 13D)

Exhibit 4 Form of Registration Rights Agreement (filed with original Schedule 13D)

Exhibit 5 Stockholders' Agreement, dated October 27, 1994 (filed with original Schedule 13D)

Exhibit 6           Wireless Holding LLC Agreement, dated December 23, 1998





























                              Page 19 of 21 Pages

                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


          We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

                                      BLACKSTONE CAPITAL PARTNERS II
                                      MERCHANT BANKING FUND L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         --------------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      BLACKSTONE OFFSHORE CAPITAL
                                      PARTNERS II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         --------------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      BLACKSTONE FAMILY INVESTMENT
                                      PARTNERSHIP II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         --------------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person


                                      BLACKSTONE MANAGEMENT
                                      ASSOCIATES II L.L.C.


                                      By:/s/ Anthony Grillo
                                         --------------------------------
                                         Name: Anthony Grillo
                                         Title: Authorized Person

                              Page 20 of 21 Pages

                                      WIRELESS HOLDING L.L.C.


                                      By:/s/ Marti P. Murray
                                         ---------------------------------
                                         Name: Marti P. Murray
                                         Title: Authorized Person


                                      MURRAY CAPITAL MANAGEMENT, INC.


                                      By:/s/ Marti P. Murray
                                         ---------------------------------
                                         Name: Marti P. Murray
                                         Title: President and Secretary

Dated:  December 30, 1998

                              Page 21 of 21 Pages

                                   EXHIBIT 6


















                             WIRELESS HOLDING LLC

                      LIMITED LIABILITY COMPANY AGREEMENT



                         Dated as of December 23, 1998

                               TABLE OF CONTENTS


                                                                          Page
                                   ARTICLE I

                                  DEFINITIONS . . . . . . . . . . . . . . .  1
         SECTION 1.1  Definitions . . . . . . . . . . . . . . . . . . . . .  1
         SECTION 1.2  Terms Generally . . . . . . . . . . . . . . . . . . .  5

                         ARTICLE II GENERAL PROVISIONS  . . . . . . . . . .  5
         SECTION 2.1  Formation . . . . . . . . . . . . . . . . . . . . . .  5
         SECTION 2.2  Members . . . . . . . . . . . . . . . . . . . . . . .  6
         SECTION 2.3  Name  . . . . . . . . . . . . . . . . . . . . . . . .  6
         SECTION 2.4  Term  . . . . . . . . . . . . . . . . . . . . . . . .  6
         SECTION 2.5  Purpose; Powers . . . . . . . . . . . . . . . . . . .  6
         SECTION 2.6  Place of Business . . . . . . . . . . . . . . . . . .  7

                                  ARTICLE III

                    MANAGEMENT AND OPERATION OF THE COMPANY . . . . . . . .  7
         SECTION 3.1  Management  . . . . . . . . . . . . . . . . . . . . .  7
         SECTION 3.2  Certain Duties and Obligations of the Members . . . .  8
         SECTION 3.3 Limitation on Liability; Indemnity . . . . . . . . . .  8

                                   ARTICLE IV

                          CAPITAL CONTRIBUTIONS; DISTRIBUTIONS  . . . . . .  9
         SECTION 4.1  Capital Contributions . . . . . . . . . . . . . . . .  9
         SECTION 4.2  Distributions Generally . . . . . . . . . . . . . . . 10
         SECTION 4.3  Reimbursement of Expenses . . . . . . . . . . . . . . 11

                                   ARTICLE V

               BOOKS AND REPORTS; TAX MATTERS; CAPITAL ACCOUNTS;
                                  ALLOCATIONS   . . . . . . . . . . . . . . 12
         SECTION 5.1  General Accounting Matters. . . . . . . . . . . . . . 12
         SECTION 5.2  Certain Tax Matters . . . . . . . . . . . . . . . . . 12
         SECTION 5.3  Capital Accounts  . . . . . . . . . . . . . . . . . . 13
         SECTION 5.4  Allocations . . . . . . . . . . . . . . . . . . . . . 14

                                  ARTICLE VI

                                 DISSOLUTION . . . . . . . . . . . . . . .  15
         SECTION 6.1  Dissolution . . . . . . . . . . . . . . . . . . . . . 15
         SECTION 6.2  Winding-up  . . . . . . . . . . . . . . . . . . . . . 15
         SECTION 6.3  Final Distribution  . . . . . . . . . . . . . . . . . 16

                                  ARTICLE VII
                        TRANSFER OF MEMBER'S INTERESTS  . . . . . . . . . . 16
         SECTION 7.1  Restrictions on Transfer of Company Interests . . . . 16

         SECTION 7.2  Other Transfer Provisions . . . . . . . . . . . . . . 16

                                 ARTICLE VIII

                                 MISCELLANEOUS  . . . . . . . . . . . . . . 18
         SECTION 8.1  Equitable Relief  . . . . . . . . . . . . . . . . . . 18
         SECTION 8.2  Governing Law . . . . . . . . . . . . . . . . . . . . 18
         SECTION 8.3  Successors and Assigns  . . . . . . . . . . . . . . . 18
         SECTION 8.4  Access; Confidentiality . . . . . . . . . . . . . . . 18
         SECTION 8.5  Notices . . . . . . . . . . . . . . . . . . . . . . . 18
         SECTION 8.6  Counterparts  . . . . . . . . . . . . . . . . . . . . 19
         SECTION 8.7  Entire Agreement  . . . . . . . . . . . . . . . . . . 19
         SECTION 8.8  Amendments  . . . . . . . . . . . . . . . . . . . . . 19
         SECTION 8.9  Section Titles  . . . . . . . . . . . . . . . . . . . 19
         SECTION 8.10  Representations and Warranties . . . . . . . . . . . 19


Schedule A       Name, Address and Sharing Percentage of Members

          LIMITED LIABILITY COMPANY AGREEMENT, dated as of December 23, 1998, by and among (i) MURRAY CAPITAL MANAGEMENT, INC., a Delaware corporation (the "Managing Member"), (ii) BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND L.P., a Delaware limited partnership ("BCP II"); (iii) BLACKSTONE OFFSHORE CAPITAL PARTNERS II L.P., a Cayman Islands exempted limited partnership ("BCP Offshore"); and (iv) BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II L.P., a Delaware limited partnership ("BFIP II" and, together with BCP II and BCP Offshore, the "Limited Members").


                             Preliminary Statement

          The Members are executing this Limited Liability Company Agreement (this "Agreement") for the purpose of forming Wireless Holding LLC (the "Company") pursuant to the provisions of the Act (as defined below).


                                   Agreement

          Accordingly, in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

          SECTION 1.1 Definitions. Unless the context otherwise requires, the following terms shall have the following meanings for purposes of this
Agreement:

          "Act" means the Delaware Limited Liability Company Act, 6 Del. C. Sections 18-101, et seq., as it may be amended from time to time, and any successor to such statute.

          "Affiliate" with respect to any person means (i) any other person who controls, is controlled by or is under common control with such person, (ii) any director, officer, partner or employee of such person or any person specified in clause (i) above or (iii) any immediate family member of any person specified in clause (i) or (ii) above. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

          "Agreement" means this Limited Liability Company Agreement, as it may be amended, supplemented, modified or restated from time to time.

          "Blackstone Divestment Portion" has the meaning set forth in
Section 4.2(e).

          "Blackstone Management" means Blackstone Management Associates II, L.L.C., a Delaware limited liability company.

          "Capital Account" has the meaning set forth in Section 5.3.

          "Capital Contribution" means the amount of money and/or the agreed upon fair market value of the PCTV Preferred Stock contributed to the Company by the Limited Members and other property contributed to the Company by a Member or its predecessor in interest on the date of contribution and shall include (i) the contributions of such Member made pursuant to Section 4.1 and (ii) such Member's payments made to third party creditors of the Company with respect to Company obligations to the extent such Member is required by this Agreement to make such additional Capital Contributions, unless and until reimbursed by the Company.

          "Capital Proceeds" means the cash or other consideration received by the Company (including interest on installment sales when received) as a result of (i) any sale, exchange, abandonment, foreclosure, insurance award, condemnation, easement sale or other similar transaction relating to any property of the Company, (ii) any financing or refinancing relating to any property of the Company, (iii) Capital Contributions to the Company upon admission of new members, (iv) any other transaction which, in accordance with GAAP, would be treated as a capital event, in each case less any such cash which is applied to (A) the payment of transaction costs and expenses, (B) the repayment of debt of the Company which is required under the terms of any indebtedness of the Company, (C) the repair, restoration or other improvement of Company Assets which is required under any contractual obligation of the Company, and (D) the establishment of reserves in accordance with GAAP.


          "Carrying Value" means, with respect to any Company Asset, the asset's adjusted basis for federal income tax purposes, except that the Carrying Values of all Company Assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution, other than pursuant to the initial formation of the Company; (b) the date of the distribution of more than a de minimis amount of Company Assets to a Member; (c) the date an Interest is relinquished to the Company; or (d) the date of the termination of the Company under Section 708(b)(i)(B) of the Code; provided, however, that adjustments pursuant to clauses (a), (b) and (c) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Member to reflect the relative economic interests of the Members. The Carrying Value of any Company Asset distributed to any Member shall be adjusted immediately prior to such distribution to equal its fair market value and depreciation shall be calculated by reference to Carrying Value, instead of tax basis once Carrying Value differs from tax basis. The carrying value of any asset contributed (or deemed contributed under Regulations Section 1.704-1(b)(1)(iv)) by a Member to the Company will be the fair market value of the asset at the date of its contribution thereto.

          "Certificate" has the meaning set forth in Section 2.1.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute. Any reference herein to a particular provision of the Code shall mean, where appropriate, the corresponding provision in any successor statute.

          "Company" means Wireless Holding LLC, a Delaware limited liability company.

          "Company Assets" means all right, title and interest of the Company in and to all or any portion of the assets of the Company and any property acquired in exchange therefor or in connection therewith.

          "Dissolution Event" means any event which would cause a dissolution of the Company pursuant to Section 18-801 of the Act.

          "Expense Account" has the meaning set forth in Section 4.3(b).

          "FCC" means the Federal Communications Commission.

          "FCC Equity" means equity ownership interest as defined in 47 CFR
     Section 21.912, Note 1(A).

          "Fiscal Period" means each fiscal quarter or such other period as may be established by the Managing Member.

          "Fiscal Year" means the calendar year ending on December 31 of each year.

          "Initial Capital Contribution" means the contributions made by the Limited Members pursuant to Section 4.1.

          "Interests" means a Member's share of the profits and losses of the Company and a Member's right to receive distributions of Company Assets.

          "Limited Members" means BCP II, BCP Offshore and BFIP II, or any Affiliate of the foregoing who replaces any of the foregoing as a member hereunder.

          "Liquidator" has the meaning set forth in Section 6.2.

          "Managing Member" means Murray Capital Management, Inc, or any duly appointed successor thereto.

          "Managing Member Issuance" has the meaning set forth in Section
     4.2(e).

          "Members" means the Managing Member, the Limited Members and any other person admitted to the Company as an additional or substitute member of the Company in accordance with the provisions of this Agreement, until such time as such person ceases to be a member of the Company as provided herein.

          "Member Consent" means the approval in writing of a matter by both the Managing Member and the Limited Members.

          "Net Income (Loss)" for any Fiscal Period means the taxable income or loss of the Company for such period as determined in accordance with the accounting method used by the Company for federal income tax purposes with the following adjustments; (i) any income of the Company that is exempt from federal income taxation and not otherwise taken into account in computing Net Income (Loss) shall be added to such taxable income or loss; (ii) if the Carrying Value of any asset differs from its adjusted tax basis for federal income tax purposes, any depreciation, amortization or gain resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (iii) upon an adjustment to the Carrying Value of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; and
     (iv) any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income (Loss) pursuant to this definition shall be treated as deductible items.

          "Non-Capital Proceeds" means (i) any cash or other consideration received by the Company other than Capital Proceeds less (ii) any such cash that is applied to the establishment of reserves in accordance with GAAP and to expenses of the Company.

          "Organizational Expenses" means all reasonable third-party costs and expenses pertaining to the formation and organization of the Company and the registration, qualification or exemption of the Company under any applicable federal, state or foreign laws, including fees of counsel to the Company and the Members.

          "PCTV" means People's Choice TV Corp., a Delaware corporation.

          "PCTV Common Stock" means the Common Stock, par value $.01 per share, of PCTV.

          "PCTV Preferred Stock" means PCTV's 9.875% Convertible Cumulative Pay-In-Kind Preferred Stock, par value $.01 per share and liquidation preference $100 per share.

          "Proceeds" means the collective reference to Capital Proceeds and Non-Capital Proceeds.

          "Regulations" means the regulations promulgated under the Code.

          "Removal Payment" has the meaning set forth in Section 7.2(c).

          "Return of Investment Amount" means, with respect to each Limited Member, the product of (i) the average closing price of PCTV Common Stock on the National Association of Securities Dealers Automated Quotation System over the 30-day period prior to the date hereof and
     (ii) the number of shares of PCTV Common Stock that such Limited Member's PCTV Preferred Stock is convertible into (assuming full conversion of such Limited Member's PCTV Preferred Stock on the date hereof), plus any adjustment to the Return of Investment Amount as provided for in Sections 4.3 (a) and (b) of this Agreement.

          "Sharing Percentage" means the percentage interest of a Member as set forth on Schedule A hereto, as amended from time to time in accordance herewith.

          "Stock Sale" has the meaning set forth in Section 7.2(c).

          "Tax Matters Member" has the meaning set forth in Section 5.2.

          "Termination Date" has the meaning set forth in Section 2.4.

          "Transfer" has the meaning set forth in Section 7.1.

          SECTION 1.2 Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The term "person" includes individuals, partnerships, joint ventures, corporations, trusts, governments (or agencies or political subdivisions thereof) and other associations and entities. Unless the context requires otherwise, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The term "hereunder" shall mean this entire Agreement as a whole unless reference to a specific section of this Agreement is made.

                                  ARTICLE II

                              GENERAL PROVISIONS

          SECTION 2.1 Formation. The Company is hereby formed under the provisions of the Act. The Managing Member is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file the certificate of formation of the Company and any amendments and/or restatements thereof (collectively, the "Certificate") and any other certificates necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business. The execution by the Managing Member of any of the foregoing certificates (and any amendments and/or restatements thereof) shall be sufficient.

          SECTION 2.2 Members. Schedule A hereto contains the name, address and Sharing Percentage of each Member as of the date of this Agreement. Schedule A shall be revised from time to time to reflect transfer or assignment of Interests in the Company in accordance with the terms of this Agreement and other modifications to or changes in the information set forth therein.

          SECTION 2.3 Name. The Company shall conduct its activities under the name of Wireless Holding LLC.

          SECTION 2.4 Term. The term of the Company shall commence on the date of filing the Certificate in accordance with the Act and shall continue until October 14, 2003, which period may be extended for up to two additional one-year periods from such anniversary in the sole discretion of the Limited Members on 90 days' prior written notice to the Managing Member (the "Termination Date"), unless sooner dissolved, wound up and terminated in accordance with Article VI.

          SECTION 2.5 Purpose; Powers. (a) The purpose of the Company shall be (i) to own the PCTV Preferred Stock, and (ii) to do all things necessary or incidental to the foregoing (but subject to the restrictions in Section 2.5(c)).

          (b) In furtherance of its purposes (but subject to the restrictions in Section 2.5(c)), the Company shall have all powers necessary, suitable or convenient for the accomplishment of its purposes, alone or with others, including the following:

          (i) to receive, hold and otherwise exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the PCTV Preferred Stock held by the Company, including, but not limited to, (A) exercising all voting and other corporate governance rights available to holders of the PCTV Preferred Stock, (B) converting the PCTV Preferred Stock to PCTV Common Stock, (C) receiving and investing any cash dividends declared and paid by PCTV in respect of the

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

     PCTV Preferred Stock owned from time to time by the Company or any other cash or cash equivalent owned by the Company from time to time in money-market or other liquid, highly rated short-term investments, and
     (D) receiving any additional shares of PCTV Preferred Stock or PCTV Common Stock issued by PCTV as stock dividends in respect of the PCTV Preferred Stock held by the Company;

         (ii) to open, maintain and close bank accounts and draw checks and other orders for the payment of moneys;

        (iii) to engage accountants, custodians, attorneys and other advisors as may be necessary or advisable for the due and proper administration of the Company Assets, and to compensate them as may be reasonably necessary or advisable;

         (iv) to enter into, make and perform all contracts, agreements and other undertakings as may be necessary or advisable or incident to carrying out its purposes; and

          (v) to distribute, subject to the terms of this Agreement, at any time and from time to time to Members cash or investments or other property of the Company, or any combination thereof.

          (c) Notwithstanding anything to the contrary herein, the Company shall not at any time (i) incur any indebtedness (whether by direct borrowings or by the provision of a guarantee), (ii) place any liens or encumbrances on the Company Assets, (iii) make any loans or advances to any person or (iv) engage in any other activities other than as expressly permitted in this Agreement (and activities incidental thereto).

          SECTION 2.6 Place of Business. The Company shall maintain a registered office at The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, or such other office within the State of Delaware as directed by the Managing Member. The Company shall maintain an office and principal place of business at 110 East 59th Street, 24th Floor, New York, New York 10022 or at such other place as may from time to time be determined by the Managing Member as its principal place of business. The name and address of the Company's registered agent as of the date of this Agreement is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.


                                  ARTICLE III

                    MANAGEMENT AND OPERATION OF THE COMPANY

          SECTION 3.1 Management. (a) Except for matters that are subject to a Member Consent pursuant to Sections 3.1(b), 5.2, 6.1(a), 6.2, 7.1(b), 7.2(b), 7.2(c) and 8.8, the management, control and operation of the Company

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

shall be vested exclusively in the Managing Member, and the Managing Member shall have all powers necessary and convenient for the purposes of the Company, subject to the provisions of Section 2.5, on behalf and in the name of the Company. Except for matters that are subject to a Member Consent pursuant to Sections 3.1(b), 5.2, 6.1(a), 6.2, 7.1(b), 7.2(b), 7.2(c) and
8.8, no Limited Member shall have the right to, and no Limited Member shall, take part in the management or affairs of the Company, nor in any event shall any Limited Member have the power to act or bind the Company in any way. A Member shall not be obligated to abstain from voting on any matter (or vote in any particular manner) because of any interest (or conflict of interest) of such Member (or any Affiliate thereof) in such matter.

          (b) The Managing Member and the Limited Members agree that except pursuant to a Member Consent, during the existence of the Company:

               (i) the Company shall not transfer, sell, exchange, convert, liquidate, or otherwise dispose of the PCTV Preferred Stock held by the Company, except to the extent required by Section 4.2(e);

               (ii) the Managing Member shall not (A) transfer, sell, exchange, assign or otherwise dispose of its Interest in the Company or
     (B) appoint additional managing members of the Company, provided that the Managing Member may withdraw as provided in Article VII;

               (iii) the Company shall not deliver any consent or approval required to be delivered by the Company in connection with a bankruptcy, recapitalization, reorganization, restructuring or other workout of PCTV;

               (iv) the Company shall not be dissolved and subsequently terminated pursuant to Article VI hereof; or

               (v) this Agreement (including any exhibits and schedules hereto) shall not be amended or modified in any way.

Any action approved by a Member Consent shall be taken on behalf of the Company by the Managing Member.

          SECTION 3.2 Certain Duties and Obligations of the Members. (a) Subject to the terms of this Agreement, the Members shall take all action which may be reasonably necessary or appropriate (i) for the formation and continuation of the Company as a limited liability company under the laws of the State of Delaware and (ii) for the development, maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable laws and regulations. The Members shall take all action which is necessary to form or qualify the Company to conduct the business in which the Company is engaged under the laws of any jurisdiction in which the Company is doing business and to continue in effect such formation or qualification. No Member shall take any

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

action so as to cause the Company to be classified for Federal income tax purposes as an association taxable as a corporation and not as a partnership.

          (b) No Member shall take, or cause to be taken, any action that would result in any Members having any personal liability for the obligations of the Company.

          SECTION 3.3 Limitation on Liability; Indemnity. (a) No Member shall be liable, responsible or accountable in damages or otherwise to the Company or to any other Member for (i) any act performed within the scope of the authority conferred on the Members by this Agreement except for the gross negligence or willful misconduct of such Member in carrying out the obligations of such Member hereunder, (ii) such Member's failure or refusal to perform any act, except those expressly required by or pursuant to the terms of this Agreement, (iii) such Member's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel to the Company or (iv) the negligence, dishonesty or bad faith of any accountant, custodian, attorney or other legal advisor of the Company selected, engaged or retained in good faith.

          (b) In any threatened, pending or completed action, suit or proceeding, each Member shall be fully protected and indemnified and held harmless by the Company against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by any such Member in connection with such action, suit or proceeding) by virtue of its status as a Member or with respect to any action or omission taken or suffered in good faith, other than liabilities and losses resulting from the gross negligence or willful misconduct of such Member; provided, however, that if the Company does not have the assets or liquidity to indemnify the Managing Member under this Section 3.3, the Limited Members shall do so in accordance with Section 4.3.

          SECTION 3.4 Other Activities Permitted. Except as expressly provided hereunder, this Agreement shall not be construed in any manner to preclude any Member or any of its Affiliates from engaging in any activity whatsoever permitted by applicable law (whether or not such activity might compete, or constitute a conflict of interest, with the Company), including, without limitation, the provision of financial or investment advisory services to any person, managing investments or receiving compensation or profit from any of the foregoing.

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
                                  ARTICLE IV

       CAPITAL CONTRIBUTIONS; DISTRIBUTIONS; EXPENSES OF MANAGING MEMBER

          SECTION 4.1 Capital Contributions. (a) The Members shall make initial Capital Contributions (the "Initial Capital Contributions") to the Company as follows:

            (i) on the date hereof, each Limited Member shall make a Capital Contribution of the number of shares of PCTV Preferred Stock set forth opposite such Limited Member's name on Schedule A hereto; and

           (ii) the Managing Member shall not be required to make any Capital Contributions.

          (b) No Member shall be required to make a Capital Contribution except as provided in this Article IV. No Member shall have any obligation to restore any negative balance in the Member's Capital Account upon liquidation of the Company. No Member shall be entitled to withdraw all or any part of its Capital Contributions except as expressly provided in this Agreement. No interest shall be payable by the Company on the Capital Contributions of any Member except as otherwise provided herein.

          SECTION 4.2 Distributions Generally. (a) Distributions shall be made in such amounts and at such times as determined by the Managing Member from time to time, in accordance with the provisions of this Section 4.2. Capital Proceeds (other than distributions of Capital Proceeds in connection with the sale of all of the Company Assets) shall be distributed as soon as practicable but in any event within 45 days after the date that such Proceeds are received by the Company. Non-Capital Proceeds shall be distributed at such times and intervals as determined by the Managing Member, but in no event later than 30 days after the end of each calendar quarter.

          (b) Distribution of Proceeds shall be made to the Members in the following order of priority:

           (i) First, 100% to the Limited Members until the Limited Members have received cumulative Proceeds in an amount equal to the Return of Investment Amount; and

          (ii) Thereafter, 90% to the Limited Members and 10% to the Managing Member (subject, in the case of any distribution to the Managing Member, to any reduction thereof required as a result of any Managing Member Issuance).

          (c) (i) Amounts payable to the Limited Members in the aggregate under this Section shall be paid to each Limited Member based on such Limited Member's Sharing Percentage. (ii) In the event of a Managing Member Issuance, the Company shall also distribute to the Managing Member an amount of money equal to that needed by the Managing Member to pay actual taxes on the income allocated to the Managing Member under Section 5.4(d) of this Agreement and any other actual taxes resulting from the Managing Member Issuance and the payment of money pursuant to this clause (ii). To the

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

extent the Company does not have sufficient money to make the distribution described in clause (ii) above, the Limited Members will make Capital Contributions of money to the Company so that the Company can make such distribution. Any distributions otherwise payable to the Managing Member pursuant to Section 4.2(b) hereof (whether as part of a liquidation or otherwise) shall be reduced by the value of any money paid to the Managing Member pursuant to clause (ii) above.

          (d) Notwithstanding any provisions to the contrary contained in this Agreement, the Company shall not make a distribution if such distribution would violate the Act.

          (e) If any shares of PCTV Preferred Stock or PCTV Common Stock that would otherwise be issued by PCTV to the Company as stock dividends in respect of the PCTV Preferred Stock held by the Company would result in Blackstone Management (through its indirect interests in the Company) owning 5% or more of the FCC Equity of PCTV (the portion of such dividend which would cause such excess, the "Blackstone Divestment Portion"), then the Managing Member shall arrange with PCTV for the Blackstone Divestment Portion to be issued directly from PCTV to the Managing Member (a "Managing Member Issuance") to the extent required to ensure that Blackstone Management's indirect FCC Equity interest is less than the level at which Blackstone Management would be deemed by the FCC to have an attributable interest in PCTV (i.e. under current FCC rules, to the extent required to ensure that Blackstone Management's indirect FCC Equity interest is less than 5%) . Any distributions otherwise payable to the Managing Member pursuant to Section 4.2(b) hereof (whether as part of a liquidation or otherwise) shall be reduced by the value of any PCTV Preferred Stock or PCTV Common Stock received by the Managing Member pursuant to a Managing Member Issuance (valued as of the date of issuance) by calculating (i) (in the case of a Managing Member Issuance of PCTV Preferred Stock) the number of shares of PCTV Common Stock such PCTV Preferred Stock is convertible into (assuming full conversion on the date of the Managing Member Issuance) and (ii) the closing price of PCTV Common Automated Quotation System on the date of the Managing Member Issuance. Any PCTV Preferred Stock or PCTV Common Stock received by the Managing Member pursuant to a Managing Member Issuance shall be retained by the Managing Member notwithstanding any resignation or termination of the Managing Member pursuant to Section 7.2(c) hereof. In the event that a Blackstone Divestment Portion is issued directly from PCTV to the Company, (x) the Blackstone Divestment Portion shall be treated for all purposes to be issued to the Managing Member and the Company shall as soon as practicable assign such Blackstone Divestment Portion to the Managing Member and (y) the Managing Member shall not be deemed to have violated this Section 4.2(e).

          SECTION 4.3  Reimbursement of Expenses; Funding of Expense Account.
(a) All reasonable out-of-pocket costs and expenses incurred by the Managing Member in connection with the formation, administration and operation of the Company shall be paid by the Company from its available funds as they are

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

incurred by the Managing Member. To the extent that the Company has insufficient funds (in the Expense Account or otherwise) available to (i) make any of the foregoing payments of costs, expenses or (ii) indemnify the Managing Member pursuant to this Agreement, the Limited Members will contribute sufficient funds to the Company to make, or shall directly make, such payments, and such amounts will be added to the Return of Investment Amount for all purposes hereunder.

          (b) Simultaneous with the execution of this Agreement, the Limited Members shall contribute $5,000 to a Company bank account (the "Expense Account") from which funds may be drawn from time to time by the Managing Member for such purposes without prior approval or consent of the Limited Members. All funds in the Expense Account shall be invested in money market investments and all proceeds of such investments shall be retained in the Expense Account. If, at the end of any calendar quarter, the amount of funds on deposit in the Expense Account is less than $5,000, then, upon the written request of the Managing Member, the Limited Members shall deposit or cause to be deposited (based on their respective Sharing Percentage) in the Expense Account additional funds to cause the amount on deposit therein to equal not less than $5,000. The initial $5,000 contribution to the Expense Fund and all additional funds deposited in the Expense Fund shall be added to the Return of Investment Amount for all purposes hereunder.


                                   ARTICLE V

         BOOKS AND REPORTS; TAX MATTERS; CAPITAL ACCOUNTS; ALLOCATIONS

          SECTION 5.1 General Accounting Matters. (a) Allocations of Net Income (Loss) pursuant to Section 5.4 shall be made by or under the direction of the Managing Member.

          (b) Each Member shall be supplied with the Company information necessary to enable such Member to prepare in a timely manner its federal, state and local income tax returns and such other financial or other statements and reports.

          (c) The Managing Member shall keep or cause to be kept books and records pertaining to the Company's business showing all of its assets and liabilities, receipts and disbursements, realized profits and losses, Members' Capital Accounts and all transactions entered into by the Company. Such books and records of the Company shall be kept at the office of the Company and the Members and their representatives shall at all reasonable times have free access thereto for the purpose of inspecting or copying the same. The Company's books of account shall be kept on an accrual basis or as otherwise determined by the Managing Member and otherwise in accordance with generally accepted accounting principles, except that for income tax purposes such books shall be kept in accordance with applicable tax accounting principles.

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

          SECTION 5.2 Certain Tax Matters. The taxable year of the Company shall be the same as its Fiscal Year. The Tax Matters Member shall cause to be prepared all federal, state and local tax returns of the Company for each year for which such returns are required to be filed and shall cause such returns to be timely filed. The Tax Matters Member shall determine the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company and the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such tax returns. The Tax Matters Member shall make the election provided for in Section 754 of the Code, if requested by any other Member. The Tax Matters Member shall also make the election to amortize Organizational Expenses pursuant to Code Section 709 and the regulations promulgated thereunder. In addition, the Tax Matters Member may cause the Company to make or refrain from making any and all other elections permitted by the tax laws of the United States, the several states and other relevant jurisdictions, if approved by the other Members. The "tax matters partner" for purposes of Section 6231(a)(7) of the Code (the "Tax Matters Member") shall be the Managing Member. The Tax Matters Member shall have all of the rights, duties, powers and obligations provided for in Sections 6221 through 6232 of the Code with respect to the Company provided, however, that the following provisions shall apply with respect to the Tax Matters Member:

          (a) The Tax Matters Member shall include in each Company return sufficient information to entitle each eligible Member and any indirect partner (at its request) to notice from the Internal Revenue Service pursuant to Section 6223(a) of the Code.

          (b) Each Member reserves the right to participate in an audit proceeding.

          (c) Each Member reserves the right to enter into a separate settlement agreement with the Internal Revenue Service. A Member who enters into a settlement agreement with the Internal Revenue Service concerning a company item shall notify the Tax Matters Member of its terms within 10 days of such agreement, and the Tax Matters Member shall notify the other Members of the terms of such agreement within 10 days after receiving such notice. The Tax Matters Member shall notify each other Member of the terms of any settlement offer received by it within 10 days of receiving such offer.

          (d) Each Member reserves the right to file an administrative adjustment request under Section 6227 of the Code. Any Member filing an administrative adjustment request shall notify the Tax Matters Member of its contents within 10 days after filing such request. The Tax Matters Member shall notify each Member of the contents of such request within 10 days of the receipt of such notice.

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

          (e) Each Member reserves the right to file a petition for judicial review and to participate in a judicial proceeding under Section 6226 and 6228 of the Code. If the Tax Matters Member files a petition for judicial review or an appeal under Section 6226 of the Code, it shall notify each Member of such petition or appeal within 10 days of such filing. Any other Member filing a petition for judicial review or any appeal under Sections 6226 or 6228 of the Code shall notify the Tax Matters Member of such petition or appeal on or before the date of filing. The Tax Matters Member shall notify each Member of such filing within 10 days of receipt of such notice from the filing partner.

          (f) All terms used in this Section that are defined in Section 6231(a) of the Code shall have the meanings set forth therein.

          SECTION 5.3 Capital Accounts. There shall be established for each Member on the books of the Company as of the date hereof, a capital account (each being a "Capital Account"). The Capital Account of the Limited Members shall, on the date of this Agreement, be equal to such Limited Member's Return of Investment Amount (such amount to be allocated to each of the Limited Members based on such Limited Member's Sharing Percentage) and the Capital Account of the Managing Member shall, on the date of this Agreement,
be equal to $0.   Each Capital Contribution shall be credited to the Capital
Account of such Member on the date such contribution of capital is paid to the Company. In addition, each Member's Capital Account shall be (a) credited with (i) such Member's allocable share of any Net Income of the Company, and (ii) the amount of any Company liabilities that are assumed by the Member or secured by any Company property distributed to the Member, (b) debited with (i) distributions to such Member of cash or the fair market value of other property, (ii) such Member's allocable share of Net Loss of the Company and expenditures of the Company described or treated under
Section 704(b) as described in Section 705(a)(2)(B) of the Code, and (iii) the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by the Member to the Company and (c) otherwise maintained in accordance with the provisions of the Code. Any other item which is required to be reflected in a Member's Capital Account under Section 704(b) of the Code or otherwise under this Agreement shall be so reflected. Capital Accounts shall be appropriately adjusted to reflect transfers of part (but not all) of a Member's interest in the Company. Interest shall not be payable on Capital Account balances. Notwithstanding anything to the contrary contained in this Agreement, the Company shall maintain the Capital Accounts of the Members in accordance with the principles and requirements set forth in section 704(b) lations section 1.704-1(b)(2)(iv).

          SECTION 5.4 Allocations. (a) After giving effect to Section 5.4(d), Net Income (Loss) of the Company shall be allocated among the Members so as to produce Capital Accounts for the Members (assuming that Company Assets that are not subject to a disposition are sold for an amount equal to their Carrying Value) such that if an amount of cash equal to such positive

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

Capital Account balances were distributed in accordance with such positive Capital Account balances, such distribution would be in the amounts, sequence and priority set forth in Section 4.2, and to the extent Net Loss exceeds the positive Capital Account balances of the Members, the excess shall be allocated first, to those Members with positive adjusted Capital Account balances, in proportion to, and to the extent of, such Adjusted Capital Account Balances, and thereafter, in accordance with Sharing Percentages.

          (b) Notwithstanding anything herein to the contrary, if any Member unexpectedly receives any adjustments, allocations or distributions described in paragraphs (b)(2)(ii)(d)(4), (5) or (6) of Section 1.704-1 of the regulations under the Code, there shall be specially allocated to such Member such items of Company income and gain, at such times and in such amounts as will eliminate as quickly as possible that portion of any deficit in its Capital Account caused or increased by such adjustments, allocations or distributions. To the extent permitted by the Code and the regulations thereunder, any special allocations of items of income or gain pursuant to this Section 5.4(b) shall be taken into account in computing subsequent allocations of Net Income (Loss) pursuant to this Section 5.4 so that the net amount of any items so allocated and the subsequent allocations of Net Income
(Loss) to the Members pursuant to this Section 5.4 shall, to the extent possible, be equal to the net amounts that would have been allocated to each such Member pursuant to the provisions of this Section 5.4 if such unexpected adjustments, allocations or distributions had not occurred. The provisions of this Section 5.4(b) are intended to be a "qualified income offset," within the meaning of Treasury regulation section 1.704 - 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

          (c) All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members for federal, state and local income tax purposes consistent with the manner that the corresponding constituent items of Net Income (Loss) shall be allocated among the Members pursuant to this Agreement, except as may otherwise be provided herein or by the Code. To the extent Treasury Regulations promulgated pursuant to Subchapter K of the Code (including under Sections 704(b) and (c) of the
Code) require allocations for tax purposes that differ from the foregoing allocations, the Tax Matters Member shall determine the manner in which such tax allocations shall be made so as to comply more fully with such Treasury Regulations or other applicable law and, at the same time to the extent reasonably possible, preserve the economic relationships among the Members as set forth in this Agreement. If the Carrying Value of a Company Asset exceeds its tax basis, the Company shall use the traditional method with curative allocations within the meaning of Treasury regulation section 1.704-3(c).

          (d) Prior to any allocations pursuant to Section 5.4(a), (i) any income attributable to receipt of such portion (other than income attributable to a basis reduction in other stock of PCTV held by the Company) shall be specially allocated to the Managing Member, and (ii) additional

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

gross income items shall be allocated to the Managing Member to the extent necessary so that income allocated pursuant to this clause (ii) equals the cash distribution pursuant to Section 4.2(c)(ii) of this Agreement.

                                  ARTICLE VI

                                  DISSOLUTION

          SECTION 6.1 Dissolution. The Company shall be dissolved and subsequently terminated upon the occurrence of the first of the following events:

          (a) an election pursuant to a Member Consent to dissolve and subsequently terminate the Company;

          (b)  the Termination Date;

          (c) if, after conferring with counsel and giving the Managing Member five business days' written notice, the Limited Members reasonably conclude that Blackstone Management's indirect equity ownership in the Company is violative of the FCC's cross-ownership rules then in effect; or

          (d) the occurrence of a Dissolution Event, except the Company shall not be dissolved upon the occurrence of a Dissolution Event that terminates the continued membership of a Member in the Company if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within 90 days after the occurrence of such Dissolution Event, all remaining Members agree in writing to continue the business of the Company.

          SECTION 6.2 Winding-up. When the Company is dissolved, the business and property of the Company shall be wound up and liquidated pursuant to a Member Consent or, in the event of a Dissolution Event, by such liquidating trustee as may be approved by a Member Consent (the remaining Members or such liquidating trustee, as the case may be, being hereinafter referred to as the "Liquidator"). The Liquidator shall use its best efforts to reduce to cash and cash equivalent items such assets of the Company as the Liquidator shall deem it advisable to sell, subject to obtaining fair value for such assets and any tax or other legal considerations.

          SECTION 6.3 Final Distribution. Within 90 calendar days after the effective date of dissolution of the Company, the Company Assets shall be distributed in the following manner and order:

          (a) to the payment of the expenses of the winding-up, liquidation and dissolution of the Company;

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

          (b) to pay all creditors of the Company, other than Members, either by the payment thereof or the making of reasonable provision therefor;

          (c) to establish reserves, in amounts established by the Managing Member or such Liquidator, to meet other liabilities of the Company; and

          (d) the remaining assets of the Company shall be applied and distributed in accordance with Section 4.2(b).

                                  ARTICLE VII

                        TRANSFER OF MEMBER'S INTERESTS

          SECTION 7.1  Restrictions on Transfer of Company Interests.  (a)
No Member may, directly or indirectly, assign, sell, exchange, transfer, pledge, hypothecate or otherwise dispose of all or any part of its interest in the Company (any assignment, sale, exchange, transfer, pledge, hypothecation or other disposition of an interest in the Company being herein collectively called a "Transfer") to any person, other than in accordance with paragraph (b) and (c) below.

          (b)  Any Transfer by the Managing Member shall require a Member
Consent.

          (c) The Limited Members may Transfer their interest in the Company to their Affiliates.

          SECTION 7.2 Other Transfer Provisions. (a) Any purported Transfer by a Member of all or any part of its interest in the Company in violation of this Article VII shall be null and void and of no force or effect.

          (b) Except as provided in this Article VII, no Member shall have the right to withdraw from the Company prior to its termination and no additional Member may be admitted to the Company unless approved pursuant to a Member Consent. Notwithstanding any provision of this Agreement to the contrary, a Member may not Transfer all or any part of its interest in the Company if such Transfer would jeopardize the status of the Company as a partnership for federal income tax purposes, or would violate, or would cause the Company to violate, any applicable law or regulation, including any applicable federal or state securities laws.

          (c) Notwithstanding the foregoing, (i) the Managing Member may resign as a Member and withdraw from the Company without approval pursuant to a Member Consent in the following circumstances: (A) if the Limited Members materially breach any of their obligations under this Agreement and such breach has not been cured within 15 days of the date on which the Limited Members receive written notice thereof from the Managing Member, or (B)

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

following the Managing Member's delivery of written notice of resignation to the Limited Members upon the earlier to occur of (x) 90 days following the Limited Members' receipt of such resignation or (y) the appointment of and acceptance by a successor Managing Member and (ii) the Limited Members may remove the Managing Member if the Managing Member materially breaches any of its obligations under this Agreement (as determined by an independent third party chosen in good faith by the Limited Members) and such breach has not been cured within 15 days of the date on which the Managing Member receives written notice thereof from the Limited Members. The Managing Member hereby agrees to take all reasonable and necessary actions to assist the successor in succeeding to the Managing Member's responsibilities hereunder. If the Managing Member is removed pursuant to Section 7.2(c)(ii), the Limited
Members shall, within 30 days of such removal, pay the Managing Member $100,000 in immediately available funds (the "Removal Payment"). If, within one year of the Managing Member's removal pursuant to Section 7.2(c)(ii), the Company sells, exchanges or otherwise disposes of all or a portion of its PCTV Preferred Stock (a "Stock Sale") and as a result of such Stock Sale the Managing Member, if not for its removal, would have received distributions pursuant to this Agreement in excess of the Removal Payment, then the Company shall, within 30 days of such Stock Sale, pay the Managing Member such excess amount in immediately available funds.

          (d) Concurrently with the admission of any substitute or additional Member, the Members shall forthwith cause any necessary papers to be filed and recorded and notice to be given wherever and to the extent required showing the substitution of a transferee as a substitute Member in place of the Member transferring its interest, or the admission of an additional Member, all at the expense, including payment of any professional and filing fees incurred, of such substituted or additional Member. The admission of any person as a substitute or additional Member shall be conditioned upon such person's written acceptance and adoption of all the terms and provisions of this Agreement.

          (e) If any interest in the Company is Transferred during any accounting period in compliance with the provisions of this Article VII, each item of income, gain, loss, expense, deduction and credit and all other items attributable to such interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such period in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Tax Matters Member. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such are a Transfer on the date that the Tax Matters Member receives notice of the Transfer which complies with this Article VII from the Member transferring its interest.

                                 ARTICLE VIII

                                 MISCELLANEOUS

          SECTION 8.1 Equitable Relief. The Members hereby confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but, nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member aggrieved as against the other for a breach or threatened breach of any provision hereof, it being the intention by this Section 8.1 to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or otherwise and that the mention herein of any particular remedy shall not preclude a Member from any other remedy it or he might have, either in law or in equity.

          SECTION 8.2  Governing Law.  This Agreement shall be governed by
and construed in accordance with the laws of the State of Delaware.   In
particular, the Company is formed pursuant to the Act, and the rights and liabilities of the Members shall be as provided therein, except as herein otherwise expressly provided.

          SECTION 8.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors and assigns.

          SECTION 8.4 Access; Confidentiality. By executing this Agreement, each Member expressly agrees, at all times during the term of the Company and thereafter and whether or not at the time a Member of the Company (i) not to issue any press release or advertisement or take any similar action concerning the Company's business or affairs without the consent of the Limited Members which shall not be unreasonably withheld, (ii) not to publicize detailed financial information concerning the Company and (iii) not to disclose the Company's affairs generally without using reasonable efforts to consult with the other Members prior to such disclosure; provided, however, the foregoing shall not restrict any Member from disclosing information concerning such Member's investment in the Company to its officers, directors, employees, agents, legal counsel, accountants, other professional advisors, limited partners, members and Affiliates, or to prospective or existing investors of such Member or its Affiliates or to prospective or existing lenders to such Member or its Affiliates. The provisions of this Section 8.5 shall survive the termination of the Company.

          SECTION 8.5 Notices. Whenever notice is required or permitted by this Agreement to be given, such notice need not be in writing unless otherwise required herein or requested by the receiving Member. If in writing, such notice shall be given to any Member at its address or facsimile number shown in the Company's books and records (including Schedule A hereto). Each such notice shall be effective (i) if given by facsimile, upon oral confirmation of receipt, (ii) if given by mail, on the fourth day after deposit in the mails (certified or registered return receipt requested) addressed as aforesaid and (iii) if given by any other means, when delivered to and receipted for at the address of such Member specified as aforesaid.

          SECTION 8.6 Counterparts. This Agreement may be executed in any number of counterparts, all of which together shall constitute a single instrument.

          SECTION 8.7 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter hereof.

          SECTION 8.8 Amendments. Any amendment to this Agreement shall be effective only if such amendment is evidenced by a written instrument duly executed and delivered pursuant to a Member Consent; provided, however, no such amendment shall be effective or binding against a Member unless executed by such Member if such amendment materially and adversely affects such Member in a specific manner separate and distinct from the amendment's treatment of other Members.

          SECTION 8.9 Section Titles. Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text hereof.

          SECTION 8.10 Representations and Warranties of Each Member. Each Member represents and warrants to each other Member and to the Company (and, in the case of Section 8.10(e), each Limited Member represents and warrants to the Company and the Managing Member) that:

          (a) in the case of Members that are not natural persons, such Member is duly formed and validly existing under the laws of the jurisdiction of its organization with full power and authority to conduct its business to the extent contemplated in this Agreement;

          (b) this Agreement has been duly authorized, executed and delivered by such Member and constitutes the valid and legally binding agreement of such Member enforceable in accordance with its terms against such Member except as enforceability hereof may be limited by bankruptcy, insolvency, moratorium and other similar laws relating to creditors' rights generally and by general equitable principles;

          (c) except as would not have a material adverse effect, the execution and delivery of this Agreement by such Member and the performance of its duties and obligations hereunder will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise or certificate, to which such Member is a party or by which it is bound or to which its properties are subject, or require any authorization or approval under or pursuant to any of the foregoing, or violate any statute, regulation, law, order, writ, injunction, judgment or decree to which such Member is subject, which default or violation would materially adversely affect such Member's ability to carry out its obligations under this Agreement;

          (d) there is no litigation, investigation or other proceeding pending or, to the knowledge of such Member, threatened against such Member or any of its Affiliates which, if adversely determined, would materially adversely affect such Member's ability to carry out its obligations under this Agreement;

          (e) The Limited Members represent, warrant and covenant to Managing Member that (i) as of the date hereof, each of the Limited Members owns, beneficially and of record, the number of shares of PCTV Preferred Stock set forth opposite such Limited Member's name on Schedule A hereto, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever and (ii) they are adequately capitalized, and will remain adequately capitalized during the term of this Agreement, to satisfy the indemnification obligations contained in
     Section 3.3 hereof and the reimbursement and funding obligations contained in Section 4.3.

          SECTION 8.11 Acknowledgement of Certain Regulatory Considerations. The Members acknowledge that they are forming the Company in order to allow Blackstone Management, which manages the Limited Members, to achieve compliance with the cross-ownership rules of the FCC. Therefore, notwithstanding anything to the contrary in this Agreement, the Limited Members covenant and agree that they shall not take any action or do anything which could cause the Company, the Limited Members or Blackstone Management to be in violation of the FCC's cross-ownership rules by virtue of the Company's ownership of the PCTV Preferred Stock. Subject to Section 3.1(b), the Limited Members further covenant and agree that the Managing Member shall have all power, authority and independence to take all actions without the consent of the Limited Members that are necessary or appropriate to ensure that the Company's ownership of the PCTV Preferred Stock shall comply with FCC cross-ownership rules. The Managing member shall not be liable, responsible or accountable in damages or otherwise to the Company or to any other Member for, and the Company and the Limited Members shall fully protect and indemnify the Managing Member from all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by the Managing Member in connection with such action, suit or proceeding) by virtue of any act performed by the Managing Member in good faith in connection with the Managing Member's obligations under this Section 8.11 (other than liabilities and losses resulting from the gross negligence or willful misconduct of the Managing Member) and from and with respect to any breach by the Limited Members of their obligations under this Section 8.11, including without limitation, any and all regulatory proceedings of the FCC.

          IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement as of the day and year first above written.


                                    MURRAY CAPITAL MANAGEMENT, INC.

                                    By: /s/ Marti P. Murray
                                        ------------------------------
                                        Name:  Marti P. Murray
                                        Title: President and Secretary


                                    BLACKSTONE CAPITAL PARTNERS II
                                    MERCHANT BANKING FUND L.P.

                                    By:  Blackstone Management
                                         Associates II L.L.C.

                                          By: /s/ Anthony Grillo
                                              --------------------------
                                              Name:   Anthony Grillo
                                              Title:  Authorized Person

                                    BLACKSTONE OFFSHORE CAPITAL
                                    PARTNERS II L.P.

                                    By:  Blackstone Management
                                         Associates II L.L.C.

                                         By: /s/ Anthony Grillo
                                             ---------------------------
                                             Name:  Anthony Grillo
                                             Title: Authorized Person


                                    BLACKSTONE FAMILY INVESTMENT
                                    PARTNERSHIP II L.P.

                                     By:  Blackstone Management
                                          Associates II L.L.C.

                                          By: /s/ Anthony Grillo
                                              --------------------------
                                              Name:   Anthony Grillo
                                              Title:  Authorized Person



Dated:    December 23, 1998


                                                                    SCHEDULE A


                            MEMBERS OF THE COMPANY

                                                                           Sharing
                                                                           Percentage
                                                          # of shares of   as of Initial    Initial Return
                                                          PCTV Preferred   Capital          of Investment

Members                Address                            Stock            Contribution     Amount

Murray Capital         c/o Murray Capital
Management, Inc.        Management, Inc.
                       110 East 59th Street, 24th Floor
                       New York, New York 10022  . . . .              0             N/A            N/A

Blackstone Capital     c/o The Blackstone Group L.P. 345
Partners II Merchant   Park Avenue
Banking Fund L.P.      New York, New York 10154  . . . .        547,160.39      75.14%         $1,060,275.27
Blackstone Offshore    c/o The Blackstone Group L.P. 345
Capital Partners II    Park Avenue
L.P.                   New York, New York 10154  . . . .        143,570.12      19.72%           $278,206.80

Blackstone Family      c/o The Blackstone Group L.P. 345
Investment             Park Avenue
Partnership II L.P.    New York, New York 10154  . . . .         37,397.88       5.14%            $72,468.87
Totals  . . . . . . . . . . . . . . . . . . . . . . . .         728,128.39       100%          $1,410,950.94
